Mail Stop 3-9								May 4, 2005


David S. Tierney, M.D.
President and Chief Executive Officer
Valera Pharmaceuticals, Inc.
8 Clarke Drive
Cranbury, NJ 08512

Re:	Valera Pharmaceuticals, Inc.
	Registration Statement on Form S-1
      Amended April 20, 2005
	File Number 333-123288

Dear Dr. Tierney:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   Prospectus Summary, page 1
1. We note our prior Comment 7, your response and reissue the comment. The summary section should be a balanced discussion of the most significant factors that relate to your offering. You should revise to provide more disclosure regarding any negative aspects of your company`s experiences, strategy and prospects. Adding one paragraph at the end of the summary is not sufficient. The entire summary should be balanced, starting with the first paragraph and following throughout.
2. We note our prior Comment 9, your response and reissue the comment. Vantas and almost all of your potential products are based on your Hydron Technology. Therefore, you should state in the very first sentence that Vantas and your potential products concern drug delivery.
3. We note our prior Comment 9, your response and reissue the comment. In your original filing, you stated on page 9 that implantation "is generally less well received by patients than injection therapy." Provide this disclosure in the carryover paragraph on pages one and two.
4. Please expand the carryover paragraph on pages one and two to state that Hydron Technology is limited by the amount of drug which can be loaded into an implant due to its small size, the inability of the technology to deliver drugs that are water insoluble and the need for a minor surgical procedure to insert and remove the implant.

   Competitive Strengths, page 2
5. You state that implants using Hydron Technology can be adapted to deliver many different drugs. Given that you have received FDA approval for Vantas only, we believe you should either qualify this statement as being your belief or delete it.
6. As to Vantas, please state whether or not you achieved "fast track," "accelerated" or some similar type of approval for Vantas and whether you are seeking or plan to seek this type of review or approval for your other drug candidates.
7. As you have chosen to include a summary of your strategy, please revise to include a discussion of the risks and obstacles you must address in implementing this strategy.

   Risk Factors, page 7

   We have a history..., page 7
8. You have added the word "sustain" throughout this risk factor where you discuss profitability. Since you have never made a profit you should not discuss sustaining profitability.

   We are dependent on single suppliers..., page 7
9. We note our prior Comment 21 and reissue it in part. Identify all sole source suppliers.

   We may be unable to obtain additional capital..., page 8
10. Please state the amount of the royalty payments you made which are tied to sales of Vantas.

   Because we have operated as a private company..., page 12
11. We note our prior Comment 27, your response, and reissue in part.
State whether you anticipate questions regarding your current systems and controls. Also, describe in more detail what additional resources will be required and where you believe your resources may be deficient.

   Use of Proceeds, page 22
12. We note our prior Comment 33, your response and reissue the comment. For each of the indications for the drug candidates that you intend to conduct clinical trials for using these proceeds, disclose the stage of the FDA approval process you expect to complete using the proceeds.

   Management`s Discussion and Analysis of Financial Condition and Results of Operations
13. We acknowledge your response to our comment 36 with regards to further disclosure of your research and development projects in process but feel that the revised disclosure is not fully responsive to our comment. Please provide the following disclosures:

a. The costs incurred during each period presented and to date for each project. If you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project.
Provide other quantitative or qualitative disclosure that indicates the amount of the company`s resources being used on the project.

b.c. and d. We acknowledge your response about the risks and uncertainties associated with completing your research and development projects. You state in your response letter that "the Company believes that selective disclosure of its known future development costs for some products or product candidates and not others could be misleading to prospective investors". In your S-1/A filed on April 20, 2004, page 30, you stated "you cannot
reasonably
estimate or know the nature, timing and estimated expenses of the efforts necessary to complete the development of .......from any of
our product candidates".   We continue to believe that what ever
future development costs for products or product candidates are known for a particular phase should be disclosed as requested in our original comment. To the extent that future development costs for certain phases are not known, please state such and disclose why these costs are not known and why (facts and circumstances) a reasonable estimate or range cannot be made.
14. We acknowledge your response to our comment number 37 regarding critical accounting estimates and policies that estimates at this point have not been material nor are changes in estimates reasonably likely to be material. We continue to believe that your disclosure should eliminate the duplication contained in the notes to your financial statements.

   Business, page 39

15. Where you provide similar or the same disclosure here as in the
Summary, please comply with the above comments regarding the Summary here as well.

   VP002, page 41
16. We note our prior Comment 43, your response and reissue the comment. You state that results from your Phase II clinical trial showed that all patients were hormonally suppressed. Please quantify this result and explain what clinically relevant means and what percentage is needed to meet this threshold.
Description of Capital Stock, page 73
17. We note our prior Comment 56 and your response. On page 74, disclose what a "qualified offering" is and state here that if the offering is not a "qualified offering," you have not determined whether or not you will proceed with the offering. Also, note that if after circulating prospectuses you determine that the offering will not be a qualified offering and you choose to proceed, you may have to provide additional disclosure to investors.


   Notes to Financial Statements

   Note 2 Revenue Recognition, F-10
18. We acknowledge your response to comment 62 and your evaluations in meeting the requirements set forth by paragraph 6 and 8 of FAS 48.
With regards to your response to the additional factors that may impair the ability to make a reasonable estimate for returns, you state in response to paragraph 8.c. of FAS 48, that you have employees who have sold similar products with similar types of sales methods. You state that you have used this experience in evaluating likely return patterns. Since your product was only approved by the
FDA in October 2004 and represents your sole product being sold, tell us supplementally the relevance of the information derived from your employees experienced in similar matters in evaluating paragraph 8.c.
You also state your sales specialists generally confirm utilization of the product and inventory on hand at each customer site to evaluate the likelihood of return. Tell us supplementally the methodology that all your sales specialists use in evaluating the likelihood of returns, how you compile this data and use it in formulating your estimate to conclude that you can reasonably estimate returns

   Note 2 Allowance for Accounts Receivable, F-11
19. We have read your response and revised disclosure to comment
63
of our April 11, 2005 comment letter. Please confirm that when the accounts receivable for which the return would be applicable is no longer outstanding that you have the right of set off as required by
FIN 39 for receivables unrelated to returned goods.

   Note 9. Stock Options, F-18
20. We may have further comment regarding your response to comments
64 when you include the offering price in your registration statement.


Recent Sales of Unregistered Securities, page II-2
21. We note our prior Comment 67 and reissue it in part. For each of the sales of unregistered securities mentioned in Item 15(a), state in the registration statement to how many accredited investors you sold securities.

*	*	*

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Christine Allen at (202) 824-5533 or James
Rosenberg at (202) 942-1803 if you have questions regarding comments on the financial statements and related matters. Please contact
Michael Reedich at (202) 942-1815 or me at (202) 942-1840 with any other questions.


      Sincerely,




      Jeffrey Riedler
      Assistant Director


cc:	Robert B. Murphy, Esq.
	Pepper Hamilton LLP
	600 14th Street, N.W.
	Washington, DC 20005-2004





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